As filed with the Securities and Exchange Commission on June 16 , 1999

                                                  Registration No. 333-_________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                  UNDER THE SECURITIES ACT OF 1933, AS AMENDED


                               PHARMOS CORPORATION
                               -------------------
             (Exact name of registrant as specified in its charter)

              Nevada                                     36-3207413
   (State or other jurisdiction             (I.R.S. Employer Identification No.)
of incorporation or organization)

                         99 Wood Avenue South, Suite 301
                            Iselin, New Jersey 08830
                                 (732) 452-9556
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)


                                 GAD RIESENFELD
                         99 Wood Avenue South, Suite 301
                            Iselin, New Jersey 08830
                                 (732) 452-9556
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   Copies to:
                             JEFFREY D. ABBEY, ESQ.
                    Ehrenreich Eilenberg Krause & Zivian LLP
                         11 East 44th Street, 17th Floor
                            New York, New York 10017

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of the registration statement

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.|_|

                         CALCULATION OF REGISTRATION FEE

                                               Proposed        Proposed
                                               Maximum         Maximum       Amount of
Title of Each Class of          Amount to be   Offering Price  Aggregate     Registration
Securities to be Registered     Registered     Per Unit        Price         Fee
Common Stock, par value $.03     7,000,000      $1.36 (1)      $9,520,000       $2,647
per share

(1) Estimated solely for the purpose of calculating the registration fee. Proposed maximum offering price per share is estimated based upon the closing price of Pharmos's common stock listed on the Nasdaq SmallCap Market on June 11, 1999.

     The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the securities and exchange commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JUNE 16, 1999

PROSPECTUS

                               PHARMOS CORPORATION

                        7,000,000 SHARES OF COMMON STOCK

     All of the shares are being offered for sale by Pharmos from time to time.

     The shares will be sold at prices and on terms to be determined at the time of a sale or sales. The shares may be sold on a negotiated or competitive bid basis to or through underwriters or dealers designated from time to time. In addition, the shares may be sold by Pharmos to other purchasers directly or through agents. Certain terms of the sale of the shares will be set forth in a Prospectus Supplement, to the extent required.

     Pharmos's common stock is traded and quoted on the Nasdaq SmallCap Market under the symbol "PARS". The closing price of the common stock on June 11, 1999 was $1.36.

     See "Risk Factors" beginning on page 7 to read about certain factors investors should consider before buying shares.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

            The date of this Prospectus is _________________________

                                TABLE OF CONTENTS

Available Information.......................................................   3
Incorporation of Certain Documents by Reference.............................   3
Special Note Regarding Forward-Looking Information..........................   4
Prospectus Summary..........................................................   5
Risk Factors................................................................   7
Use of Proceeds.............................................................  10
Business....................................................................  11
Description of Securities...................................................  21
Plan of Distribution........................................................  24
Commission's Policy on Indemnification For Securities Act Liabilities.......  25
Legal Matters...............................................................  26
Experts.....................................................................  26

     No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Pharmos. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities by any person in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Pharmos since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

                              AVAILABLE INFORMATION

     Pharmos is subject to the informational requirements of the Exchange Act and, accordingly, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

     Pharmos has filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the shares offered in this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the Commission. For further information with respect to Pharmos and the shares offered, reference is made to the registration statement. Statements contained in this prospectus or in any document incorporated by reference regarding the contents of any agreement or other document are not necessarily complete and are qualified in their entirety by reference to any such agreement or document. The registration statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Pharmos with the Commission are incorporated by reference:

     o The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed pursuant to Section 13 of the Exchange Act (the "Form 10-K").

     o The Company's Quarterly Report on Form 10-Q, as amended, for the quarter ended March 31, 1999, filed pursuant to Section 13 of the Exchange Act.

     o The description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated January 30, 1984, filed pursuant to Section 12 of the Exchange Act,

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the securities registered shall be deemed to be incorporated by reference into this prospectus from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Pharmos will furnish to each person to whom this prospectus is delivered, upon written request, a copy of any or all of the documents referred to by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference. Requests should be addressed to: Mr. Robert Cook, Chief Financial Officer, Pharmos Corporation, 99 Wood Avenue South, Suite 301, Iselin, New Jersey 08830.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     Certain statements in this prospectus and any prospectus supplement, and in the documents incorporated by reference, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 2B of the Exchange Act. For this purpose, any statements contained in this prospectus and any prospectus supplement, or incorporated by reference, that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of Pharmos to differ materially from those indicated by forward-looking statements. These factors include those set forth under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Certain Factors That May Affect Future Results" in the Form 10-K and those set forth in "Risk Factors."

                               PROSPECTUS SUMMARY

     This is only a summary. The entire prospectus, including the "Risk Factors" section, should be read carefully.

                                   The Company

     Pharmos develops for commercialization enhanced molecular structures for the ophthalmic, neurological and other key health-care markets. Pharmos's goal is to improve target molecules in a way that limits or removes undesirable side effects while retaining each compound's important therapeutic benefits.

     In March 1998, Pharmos, together with Bausch & Lomb Pharmaceuticals, announced the receipt of approval from the Food and Drug Administration to manufacture and market two ophthalmic products, Lotemax(R) and Alrex(TM). Bausch & Lomb Pharmaceuticals began marketing Lotemax and Alrex in the second quarter of 1998. Product shipments also began in the second quarter of 1998, when Pharmos received its initial product revenues from the sales of these products.

     Lotemax is a topical, site-specific steroid that is used to treat steroid responsive inflammatory eye conditions. The prescription eye drop is also used for post-operative eye inflammations such as experienced following cataract surgery. Alrex is a specially developed formula of loteprednol etabonate that is used in the treatment of ophthalmic allergies. Alrex is indicated for the treatment of seasonal allergic conjunctivitis, an inflammation of the eye usually caused by pollens.

     The regulatory approvals for Lotemax and Alrex are the first two of three to be sought in the United States for Pharmos' and Bausch & Lomb Pharmaceuticals' line of ophthalmic products containing loteprednol etabonate. The third product, LE-T, which combines the active ingredient loteprednol etabonate with an anti-infective agent, tobramycin, is in final development.

     Dexanabinol (HU-211), Pharmos' lead central nervous system product aimed initially at treating severe head trauma and stroke, is currently in the third cohort of a Phase II clinical trial for severe head trauma.

     Pharmos was incorporated in the State of Nevada in 1982. Pharmos' executive offices are located at 99 Wood Avenue South, Suite 301, Iselin, New Jersey 08830, and its telephone number is (732) 452-9556. The Company also leases facilities used in the operation of its research, development, pilot manufacturing and administrative activities in Rehovot, Israel.

                                  The Offering

Common stock offered .................................          7,000,000 shares

Common stock to be outstanding after the offering.....         49,301,119 shares

Use of proceeds.......................................      The  proceeds of the
                                                            offering   will   be
                                                            used  primarily  for
                                                            research and product
                                                            development
                                                            activities;
                                                            conducting
                                                            preclinical  studies
                                                            and clinical trials;
                                                            and the equipping of
                                                            facilities.

Nasdaq SmallCap symbol................................          "PARS"

                                  RISK FACTORS

We are at an early stage of development and may not develop additional commercial products.

     We are at an early stage of development. Apart from Lotemax and Alrex, which are currently being marketed, most of our other potential products are early in the research and development phase, and product revenues may not be realized from the sale of any such products for at least the next several years, if at all. Many of our proposed products will require significant additional research and development efforts prior to any commercial use, including extensive preclinical and clinical testing as well as lengthy regulatory approval. There can be no assurance that our research and development efforts will be successful, that our potential products will prove to be safe and effective in clinical trials or that we will develop any additional commercial products.

We have a history of operating losses and expect to sustain losses in the future

     We have experienced significant operating losses since our inception. As of March 31, 1999, we had an accumulated deficit of approximately $79 million. We expect to incur operating losses over the next few years as our research and development efforts and preclinical and clinical testing activities continue. Our ability to achieve profitability depends in part upon our ability, alone or with others, to successfully commercialize our approved products, to complete development of our other proposed products, to obtain required regulatory approvals and to manufacture and market our products.

We may be unable to operate as a going concern because we have suffered recurring losses from operations

     Our independent accountants have included an explanatory paragraph stating that our financial statements have been prepared assuming that we will continue as a going concern and that we have suffered recurring losses from operations which causes substantial doubt as to our ability to do so.

We may not be able to obtain financing in the future

     Our operations to date have consumed substantial amounts of cash. The development of our technology and potential products will require a commitment of substantial funds to conduct the costly and time-consuming research necessary to develop and optimize our technology, and ultimately, to establish manufacturing and marketing capabilities. Our future capital requirements will depend on many factors, including:

     o continued scientific progress in the research and development of our technology and drug programs;

     o our ability to establish and maintain collaborative arrangements with others for drug development;

     o    progress with preclinical and clinical trials;

     o    the time and costs involved in obtaining regulatory approvals;

     o the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

     o    competing technological and market developments;

     o    changes in our existing research relationships; and

     o    effective product commercialization activities and arrangements.

     We believe that our equity line of credit and current cash and cash equivalents, combined with anticipated cash inflows from revenues, research and development grants and investment income should be sufficient to fund our operations through 2000. We are continuing to actively pursue various funding options, including equity offerings, strategic corporate alliances, business combinations and product-related research and development limited partnerships, to obtain the additional financing which we require to continue developing our products and ultimately bringing them to market. We may not be able to obtain additional financing when needed.

We are dependent on our collaborative partner and we may need to find additional partners

     Our strategy for the development, clinical testing, manufacturing, marketing and commercialization of our products includes entering into collaborations with corporate partners, licensors, licensees and others. To date, we have entered into agreements with Bausch & Lomb Pharmaceuticals to manufacture and market Lotemax and Alrex in the United States and throughout Europe, Canada and selected other countries. The agreements also cover the co-development of LE-T. We may not be able to negotiate any future collaborative agreement with Bausch & Lomb Pharmaceuticals or other companies on acceptable terms, nor can we be sure that any present or future collaborative agreements will be successful. To the extent we choose not to or are not able to establish such arrangements, we would experience increased capital requirements. In addition, we may encounter significant delays in introducing our products currently under development into certain markets or find that the development, manufacture, or sale of those products is adversely affected by the absence of collaborative agreements.

Our technologies are subject to licenses, and termination of the licenses would seriously harm our business

     We have license agreements with YISSUM Research Development Company of the Hebrew University of Jerusalem and Dr. Nicholas Bodor, a former vice president and director, under which we have acquired exclusive and co-exclusive rights to develop and commercialize certain research technologies. The agreements generally require us to pay royalties on sale of products developed from the licensed technologies, fees on revenues from sublicensees, where applicable, and the costs of filing and prosecuting patent applications. In addition, some of our license agreements require that we commit certain sums annually for research and development of the licensed products. Should we default on our obligations to any of our licensors, our licenses could terminate, which would have a material adverse effect on our operations and prospects.

We lack manufacturing capability

     We currently do not have manufacturing facilities to produce our products. Our agreements with Bausch & Lomb Pharmaceuticals provide for the manufacturing of Lotemax, Alrex and, upon receipt of approvals, LE-T. We provide loteprednol etabonate to Bausch & Lomb Pharmaceuticals for use in the manufacturing process through a third-party contract manufacturer. Any delay in availability of products may result in delay in sales of such products, which would have a material adverse effect on Pharmos.

We use hazardous materials in our research

     Our research and development involves the controlled use of hazardous materials. Although we believe that our safety procedures for handling and disposing of hazardous materials comply in all material respects with the standard prescribed by government regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any such liability could exceed our resources.

We face certain risks and are subject to certain restrictions in Israel

     A significant part of our operations is conducted in Israel through our wholly-owned subsidiary, Pharmos Limited, and we are directly affected by economic, political and military conditions there. In addition, Pharmos Ltd. has received certain funding from the Office of the Chief Scientist of the Israel Ministry of Industry and Trade primarily relating to our proprietary submicron emulsion technology and to dexanabinol. This funding prohibits the transfer or license of know-how and the manufacture of resulting products outside of Israel without the permission of the Chief Scientist. Although we believe that the Chief Scientist does not unreasonably withhold this permission if the request is based upon commercially justified circumstances and any royalty obligations to the Chief Scientist are sufficiently assured, there can be no assurance that such consent, if requested, would be granted upon terms satisfactory to us or granted at all.

                                 USE OF PROCEEDS

     Except as otherwise described in any applicable prospectus supplement, the net proceeds from the sale of the shares offered will be used for general corporate purposes, primarily research and product development activities, and conducting preclinical studies and clinical trials, and for the equipping of facilities. Pending application of the proceeds of the offering, Pharmos intends to invest the net proceeds of the offering in short-term, investment-grade, U.S. dollar denominated, interest bearing instruments.

     The amounts actually expended by Pharmos and the purposes of such expenditures may vary significantly depending upon numerous factors, including the progress of research, drug discovery and development programs, the results of preclinical studies and clinical trials, the timing of regulatory approvals, technological advances, determinations as to the commercial potential of Pharmos compounds and the status of competitive products. In addition, expenditures will also depend upon the establishment of collaborative research arrangements with other companies, the availability of other financing and other factors.

                                    BUSINESS

Introduction

     Pharmos develops for commercialization enhanced molecular structures for the ophthalmic, neurological and other key health-care markets. Pharmos' goal is to improve target molecules in a way that limits or removes undesirable side effects while retaining each compound's important therapeutic benefits. Pharmos is developing pharmaceuticals in various fields including: site specific drugs for ophthalmic indications, neuroprotective agents with a novel mechanism of action for the treatment of central nervous system disorders, newly designed molecules to treat cancer, and emulsion-based products for topical and systemic applications.

     In March 1998, Pharmos, together with Bausch & Lomb Pharmaceuticals, announced the receipt of approval from the Food and Drug Administration to manufacture and market two ophthalmic products, Lotemax (loteprednol etabonate ophthalmic suspension 0.5%) and Alrex (loteprednol etabonate ophthalmic suspension 0.2%). Bausch & Lomb Pharmaceuticals began marketing Lotemax and Alrex in the second quarter of 1998. Product shipments also began in the second quarter of 1998, when Pharmos received its initial product revenues from the sales of these products.

     Lotemax is a topical, site-specific steroid that is used to treat steroid responsive inflammatory eye conditions. The prescription eye drop is also used for post-operative eye inflammations such as experienced following cataract surgery. The novel chemical structure of Lotemax allows it to be predictably transformed by enzymes in the eye to an inactive metabolite, thereby increasing its safety profile. The safety profile of Lotemax was demonstrated in clinical trials by a low incidence of elevation in intraocular pressure, a significant side effect of ophthalmic steroid use. In addition, Lotemax has the broadest range of approved indications of any ophthalmic steroid on the market.

     Alrex is a specially developed formula of loteprednol etabonate that is used in the treatment of ophthalmic allergies. Alrex is indicated for the treatment of seasonal allergic conjunctivitis, an inflammation of the eye usually caused by pollens. Seasonal allergic conjunctivitis produces itching, tearing, redness and swelling in the conjunctiva, the membrane that covers the inside of the eyelid and the white part of the eye.

     The regulatory approvals for Lotemax and Alrex are the first two of three to be sought in the United States for Pharmos' and Bausch & Lomb
Pharmaceuticals' line of ophthalmic products containing loteprednol etabonate. The third product, LE-T, which combines the active ingredient loteprednol etabonate with an anti-infective agent, is in final development.

     Bausch & Lomb Pharmaceuticals, a subsidiary of the global eye care company, Bausch & Lomb Incorporated, co-developed Lotemax and Alrex with Pharmos after Pharmos granted Bausch & Lomb Pharmaceuticals the rights to process and market the new ophthalmic pharmaceutical line in June 1995. In December 1996, Bausch & Lomb Pharmaceuticals' rights were extended to select international markets including Europe and Canada.

     Dexanabinol (HU-211), Pharmos' lead central nervous system product aimed initially at treating severe head trauma and stroke, is currently in the third cohort of a Phase II clinical trial for severe head trauma. On October 7, 1998, Pharmos announced the results of the first two of the three cohort Phase II clinical studies. Highlights of the study included a significant reduction in intracranial pressure, a reduction in mortality, and a higher percentage of patients able to resume a normal life among the treated group.

Strategy

     Pharmos' business is the design and development of novel drugs with superior safety and efficacy profiles, initially targeted to ophthalmic and neurological disorders. Pharmos seeks to enter into collaborative relationships with established pharmaceutical companies to complete development and commercialize its products.

     Pharmos is developing pharmaceuticals that are designed to address unmet needs in certain markets and to exhibit superior efficacy and/or safety profiles over competing products in other markets. For example, many current anti-inflammatory ophthalmic drugs have either significant side effects, such as the elevation of intraocular pressure by steroids, or are drugs that are safer, but only moderately effective at reducing inflammation, such as non-steroidal anti-inflammatory drugs. For many neurological indications, such as head trauma, there are no effective drug therapies available.

     Pharmos is applying its experience in drug design and its novel drug delivery technology in developing products directed at several fields including: site specific drugs for ophthalmic indications, neuroprotective compounds targeted at specific central nervous system biochemical pathways associated with neurological indications, and systemic drugs for the treatment of cancer.

Products

     Loteprednol Etabonate

     Lotemax and Alrex are the trade names of drug products in the form of eye drop suspensions in which the active compound is loteprednol etabonate. Loteprednol etabonate is a unique steroid, designed to act in the eye and alleviate inflammatory and allergic conditions, and is quickly hydrolyzed into a predictable inactive metabolite before it reaches the inner eye or systemic circulation. This pharmacological profile results in improved safety by avoiding the side effects related to exposure to most ocular steroids. In the eye, the most unwanted side effect of steroids is the elevation of intraocular pressure, which can be sight threatening. While steroids, for lack of an alternative, are regularly used for severe inflammatory conditions of the eye, milder conditions, such as allergies, are preferentially treated with less effective non-steroidal agents.

     In March 1998, Lotemax received product approval from the FDA for the treatment of steroid responsive inflammatory conditions of the eye, including uveitis and for post operative eye inflammation. Also in March 1998, Alrex received product approval from the FDA for the treatment of seasonal allergic conjunctivitis. A combination of loteprednol etabonate with the antibiotic tobramycin for the treatment of inflammatory and infectious indications is in development. The final clinical trial for LE-T reached full enrollment in January 1999 and a new drug application filing is expected this year.

     In June 1995, Pharmos entered into an agreement with Bausch & Lomb Pharmaceuticals to market Lotemax, Alrex and LE-T in the United States. A second agreement, covering Europe, Canada and other selected countries, was signed in December 1996. Both agreements give Bausch & Lomb Pharmaceuticals the right to purchase the active component loteprednol etabonate from Pharmos, to manufacture the "drug product" and to assist Pharmos in developing the products. In 1995, Pharmos also signed an agreement with PPG-Sipsy, a unit of PPG Industries, Inc., for exclusive manufacturing of loteprednol etabonate for sale to Pharmos.

     Following FDA approval of Lotemax and Alrex, Bausch & Lomb Pharmaceuticals commenced product shipments in April 1998, providing Pharmos with its initial product revenues.

     Dexanabinol (HU-211)

     Dexanabinol (HU-211) appears to have a unique modality to neuroprotection, combining three relevant mechanisms of action in a single molecule, which act at different time points of the neurotoxic process in head trauma, stroke and potentially other indications.

     While head trauma and stroke are the highest priority indications for dexanabinol, its spectrum of activities has potential as an anti-inflammatory and protectant in other diseases such as glaucoma, Parkinson's and Alzheimer's diseases, as well as various other inflammatory conditions. Development of dexanabinol and other members of this family of compounds for these chronic indications are being explored at the preclinical level.

     In several animal models, the drug has demonstrated significant neuroprotective activity. In these studies, a single injection of dexanabinol given after the injury resulted in a significant long-term functional improvement and an increase in neuronal survival.

     In early 1996, a Phase I study of rising dose tolerance in 50 healthy volunteers showed dexanabinol to be safe and well tolerated at doses up to and including the expected therapeutic doses. Specifically, there were no hallucinations, sedation or blood pressure changes of the type reported with other glutamate antagonists. In late 1996, Pharmos commenced a Phase II study of head injured patients, which is targeted for completion in 1999. This study, conducted at six medical centers in Israel on patients with severe head injury, was reviewed and approved by the American Brain Injury Consortium and the European Brain Injury Consortium.

     On October 7, 1998, Pharmos announced the results of the first two cohorts of the three cohort Phase II clinical study involving 67 patients. Clinical endpoints established an excellent safety profile of the drug in the treated patients. There were no unexpected adverse experiences reported for either the drug treated or placebo group. Intracranial pressure above a threshold of 25 mmHg, an important risk factor and a predictor of poor neurological outcome, was significantly reduced in the drug-treated patients through the third day of treatment, without concomitant reduction in systolic blood pressure. The mortality rate of 10% in the dexanabinol group compared favorably with a 13.5% rate in the placebo group. The investigators concluded that dexanabinol was shown to be safe and well tolerated in severe head trauma patients.

     Neurological outcomes in the study, assessed periodically up to 6 months after injury, established a strong trend of efficacy. The percentage of patients able to resume a normal life, the highest score on the five level Glasgow Outcome Scale used to assess the recovery of head trauma patients, was higher in the drug-treated group at each measurement. Among the most severely injured patients in the study, a better outcome was consistently observed among the drug treated group than among the placebo treated group. Patients received an intravenous injection of either dexanabinol or placebo within 6 hours of the injury. Demographically, all 67 patients were fairly representative of the characteristics describing severe head trauma.

     Hormonal Enhanced Molecular Structures

     Tamoxifen Enhanced Molecular Structures. Pharmos' anti-cancer program involves the development of a family of tamoxifen analogs designed to promote anti-cancer activities but with a significantly lower bloodbrain barrier penetration level compared to tamoxifen, suggesting a lower incidence of central nervous system related side effects. The compounds are being studied for the treatment of breast and other cancers. A tamoxifen analog has demonstrated significantly higher tumoricidal activity compared to tamoxifen in a model of human breast cancer in mice.

     Testosterone Enhanced Molecular Structures. Pharmos is also exploring novel antagonists and agonists of testosterone for the treatment of prostrate cancer, hair loss, and male hypogonadism. Over 300,000 new cases of prostrate cancer are diagnosed in the United States alone each year and an estimated 40 million Americans suffer from some degree of hereditary hair loss. Early attention to male hypogonadism has been directed at its role in sexual dysfunction, but new research suggests it plays a part is such disorders as osteoporosis, depression, glucose intolerance, and anemia, any of which would significantly widen the number of potential patients who might benefit from new treatments.

Competition

     The pharmaceutical industry is highly competitive. Pharmos competes with a number of pharmaceutical companies that have financial, technical and marketing resources significantly greater than those of Pharmos. Some companies with established positions in the pharmaceutical industry may be better equipped than Pharmos to develop and market products in the markets Pharmos is seeking to enter. A significant amount of pharmaceutical research is also being carried out at universities and other not-for-profit research organizations. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology they have developed. These institutions may also market competitive commercial products on their own or through joint ventures and will compete with Pharmos in recruiting highly qualified scientific personnel.

     Pharmos is pursuing areas of product development in which there is a potential for extensive technological innovation. Pharmos' competitors may succeed in developing products that are more effective than those of Pharmos. Rapid technological change or developments by others may result in Pharmos' potential products becoming obsolete or noncompetitive.

Collaborative Relationships

     Pharmos' commercial strategy is to develop products independently and, where appropriate, in collaboration with established pharmaceutical companies and institutions. Collaborative partners may provide financial resources, research and manufacturing capabilities and marketing infrastructure to aid in the commercialization of Pharmos' products in development and potential future products. Depending on the availability of financial, marketing and scientific resources, among other factors, Pharmos may license its technology or products to others and retain profit sharing, royalty, manufacturing, co-marketing, co-promotion or similar rights. Any such arrangements could limit Pharmos' flexibility in pursuing alternatives for the commercialization of its products. There can be no assurance that Pharmos will establish any additional collaborative arrangements or that, if established, any such relationships will be successful.

     Bausch & Lomb Pharmaceuticals

     In 1995, Pharmos signed a definitive agreement with Bausch & Lomb Pharmaceuticals to complete manufacturing, package and market Lotemax and Alrex, Pharmos' lead products, in the United States upon receipt of FDA approval. The agreement also includes LE-T, currently being co-developed by Pharmos and Bausch & Lomb Pharmaceuticals. A second agreement signed in 1996, extends Bausch & Lomb Pharmaceuticals' rights to market these products in Europe, Canada and other selected countries pending regulatory approval.

     Under the agreements, Bausch & Lomb Pharmaceuticals will purchase the active drug substance from Pharmos. Bausch & Lomb Pharmaceuticals provided Pharmos with $5 million in cash advances against future sales of drug substance, of which approximately $700,000 has been repaid as of March 31, 1999. Another $1 million is due subject to receiving regulatory approval for loteprednol etabonate-tobramycin in the United States. An additional $1.6 million in advances against future sales of Bausch & Lomb Pharmaceuticals will be payable to Pharmos following receipt of regulatory clearance in certain markets outside of the United States. Bausch & Lomb Pharmaceuticals collaborates in the development of these products by making available amounts up to 50% of their Phase III clinical trial costs. Pharmos retains certain conditional co-marketing rights in the U.S. to all of the products covered by the marketing agreement.

     In a separate agreement completed in 1996, Bausch & Lomb Pharmaceuticals made a $2 million investment in the common stock of Pharmos.

Patents, Proprietary Rights and Licenses

     Patents and Proprietary Rights

     Pharmos owns or holds licenses to 24 families of issued patents and pending applications relating to its four main technologies:

     Site-Specific Drugs. There are three families of patents covering site-specific drugs, which include the loteprednol etabonate-based products. Pharmos has licensed two families of patents covering the compounds from Dr. Nicholas Bodor; the third, relating to the formulation of the drugs, is owned by Pharmos. The loteprednol etabonate compound is covered in a U.S. patent issued in 1991. The formulation sold as Lotemax is covered in a U.S. patent issued in 1996. Related patent applications are at various stages of prosecution.

     Neuroprotective Agents. Six families of patents relating to neuroprotective agents, which cover dexanabinol, analogs of dexanabinol and the use of these compounds for neuroprotection, are licensed from the Hebrew University. The use of dexanabinol and its analogs for neuroprotection is covered by several patents issued beginning in 1994. Related patent applications are at various stages of prosecution.

     Tamoxifen Analogs. Two families of patents relating to tamoxifen analogs are owned by Pharmos and cover the novel charged derivatives of steriods and steriod antagonists, as well as the use of these compounds in the treatment and prevention of cancer and as anti-angiogenic agents. A United States patent was issued in 1997. Related patent applications are at various stages of prosecution.

     Emulsion-based Drug Delivery Systems. Thirteen families of patents relate to submicron emulsions and nanoemulsions and cover a broad range of formulations as drug delivery systems. The first family of patents covers submicron emulsion technology and is licensed from the Hebrew University. The other patent families are owned by Pharmos. The earliest issuance date, for those patents issued, is 1992. Related patent applications are at various stages of prosecution.

     The patent positions of pharmaceutical firms, including Pharmos, are uncertain and involve complex factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before or after the patent is issued. Consequently, Pharmos does not know whether any of the pending patent applications underlying the licensed technology will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, Pharmos cannot be certain that it or its licensors, as the case may be, were the first creators of inventions covered by pending and issued patents or that it or its licensors, as the case may be, were the first to file patent applications for such inventions. Moreover, Pharmos may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to Pharmos, even if the eventual outcome is favorable to Pharmos. There can be no assurance that the patents relating to the licensed technology, if issued, will be upheld by a court of competent jurisdiction or that a competitor's product will be found to infringe such patents.

     Other pharmaceutical and drug delivery companies and research and academic institutions may have filed patent applications or received patents in Pharmos' fields. If patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, there can be no assurance that Pharmos would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.

     Pharmos also relies upon trade secret protection for its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Pharmos's trade secrets.

     It is Pharmos's policy to require its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting or advisory relationships with Pharmos. These agreements generally provide that all confidential information developed or made known to the individual during the course of the individual's relationship with Pharmos is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and certain consultants, the agreements provide that all inventions conceived by the individual in the course of their employment or consulting relationship shall be the exclusive property of Pharmos. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for Pharmos's trade secrets in the event of unauthorized use or disclosure of such information.

     Licenses

     Pharmos's license agreements generally require Pharmos, as licensee, to pay royalties on sale of products developed from the licensed technologies, and fees on revenues Pharmos receives for sublicenses, where applicable. The royalty rates defined in the licenses are customary and usual in the pharmaceutical industry. The royalties will be payable for periods up to fifteen years from the date of certain specified events, including the date of the first sale of such products, or the date from which the first registered patent from the developed technologies is in force, or the year following the date in which FDA approval has been received for a developed product. Certain of the license agreements also require annual payments.

Government Regulation

     Pharmos's activities and products are significantly regulated by a number of governmental entities, especially the FDA, in the United States and by comparable authorities in other countries. These entities regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising, promotion, distribution and sale of Pharmos's potential products. Product development and approval within this regulatory framework take a number of years and involve the expenditure of substantial resources. Many products that appear promising initially ultimately do not reach the market because they are found to be unsafe or to lack effectiveness, as demonstrated by testing required by government regulation during the development process. In addition, there can be no assurance that this regulatory framework will not change or that additional regulation will not arise at any stage of Pharmos's product development that may preclude or otherwise adversely affect approval, delay an application or require additional expenditures by Pharmos. Moreover, even if approval is obtained, failure to comply with present or future regulatory requirements, or new information adversely reflecting on the safety or effectiveness of the approved drug, can lead to FDA withdrawal of approval to market the product.

     To develop and market its potential products abroad, Pharmos is also subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing, among other things, the design and conduct of human clinical trials, pricing and marketing. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. At present, foreign marketing authorizations are applied for at a national level, although within the European Union certain registration procedures are available to companies wishing to market a product in more than one European Union member country. If a regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, marketing authorization is almost always granted. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above. Approval by the FDA does not ensure approval by other countries.

     Human Resources

     As of May 31, 1999, Pharmos had 41 full time employees, 7 in the U.S. and 34 in Israel, of whom 14 hold doctorate or medical degrees.

     Pharmos's employees are not covered by a collective bargaining agreement. Pharmos has never experienced employment-related work stoppages and considers its employee relations to be excellent.

Public Funding and Grants

     Pharmos's subsidiary, Pharmos Ltd., has received certain funding from the Chief Scientist of the Israel Ministry of Industry and Trade primarily for research and development of dexanabinol as a neuroprotective drug for head trauma and stroke. Additional grants were received in the past for research and development of technology for injection and nutrition, as well as for research relating to a variety of ophthalmic formulations. Each of the projects sponsored by the Chief Scientist has been suspended, with the exception of the dexanabinol project. Pharmos has received a total of $3,813,565 under such agreements through March 31, 1999, of which $2,249,555 was received for the dexanabinol project. Pharmos is required to pay royalties to the Chief Scientist of 2% to 5% of product sales, if any, as a result of the research activities conducted with such funds. Aggregate royalty payments are limited to the amount of funding received. In 1997, Pharmos joined a five year program under the Chief Scientist, the "MAGNET" program, pursuant to which Pharmos has received a total of $638,230 through March 31, 1999. Funds received under the MAGNET program are not subject to the royalty requirement. Funding by the Chief Scientist places certain legal restrictions on the transfer of know-how and the manufacture of resulting products outside of Israel.

Properties

     Pharmos is headquartered in Iselin, New Jersey where it leases its general administrative facilities. Pharmos also leases facilities used in the operation of its research, development, pilot manufacturing and administrative activities in Rehovot, Israel. These facilities have been improved to meet the special requirements necessary for the operation of Pharmos's research and development activities. In the opinion of the management these facilities are sufficient to meet the current and anticipated future requirements of Pharmos. In addition management believes that it has sufficient ability to renew its present leases related to these facilities or obtain suitable replacement facilities.

Legal Proceedings and Disputes

     There are currently no material legal proceedings pending against or involving Pharmos.

                            DESCRIPTION OF SECURITIES

Common Stock

     The common stock being offered hereby is fully described in Pharmos' Registration Statement on Form 8-A dated January 30, 1984, filed pursuant to
Section 12 of the Securities Exchange Act of 1934, as amended.

     Pharmos' restated articles of incorporation currently authorize the issuance of up to 60,000,000 shares of common stock. As of June 11, 1999, there were 42,301,119 shares outstanding.

Preferred Stock

     Pharmos' restated articles of incorporation currently authorize the issuance of up to 1,250,000 shares of preferred stock. Of the authorized preferred stock, no shares, designated as Series A or Series B preferred stock, are currently outstanding. 200 shares, designated as Series C preferred stock, are currently issued and outstanding. The Series C preferred stock was issued in connection with a private placement transaction in February 1998. Holders of Series C preferred stock have the right to convert their shares at the lower of
(i) 90% of the average of the lowest sale price of the common stock for the five consecutive trading days ending on the trading day immediately preceding the conversion date or (ii) $2.891. For a complete description of the rights of holders of Series C preferred stock, see Pharmos' Current Report on Form 8-K, including the exhibits thereto, dated February 4, 1998.

     The Board of Directors may, without the necessity of further action or authorization by the stockholders, authorize the issuance of preferred stock from time to time in one or more series and to fix the relative rights, preferences and limitations of each such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Pharmos. Pharmos has no present plan to issue any additional shares of preferred stock.

Other Securities--Options and Warrants

     As of June 11, 1999, Pharmos had outstanding incentive stock options to purchase an aggregate of 1,322,336 shares of common stock at an average exercise price of $2.19 per share and non-qualified stock options to purchase an aggregate of 613,432 shares of common stock at an average exercise price of $2.32 per share issued to employees, directors and consultants pursuant to stock option plans and individual agreements with management and directors of Pharmos and warrants to purchase 4,449,284 shares of common stock at an average price of $1.98 per share. The following table summarizes all outstanding warrants.

      Issue Date        Expiration Date    No. Warrants      Exercise Price
      ----------        ---------------    ------------      --------------
        Aug-93              Aug-99           482,235           $   2.51
        Oct-93              Sep-99            65,044           $   2.26
        Jun-94              Oct-99           150,000           $   0.84
        Apr-95              Apr-05           500,000           $   2.75
        Apr-95              Apr-05            10,000           $   0.78
        May-95              Apr-00             7,119           $   0.75
        May-95              Apr-00            17,119           $   1.00
        May-95              Apr-00            17,119           $   1.50
        Sep-95              Sep-00           821,489           $   1.80
        Oct-95              Oct-01            10,000           $   1.88
        Mar-96              Mar-02            15,000           $   2.31
        Sep-96              Sep-07            50,000           $   1.75
        Sep-96              Sep-07            65,000           $   1.34
        Nov-96              Nov-02            10,000           $   1.39
        Feb-97              Feb-03            90,000           $   1.59
        Feb-97              Feb-07           845,750           $   1.59
        Mar-97              Mar-01           159,000           $   1.75
        Mar-97              Mar-08           239,473           $   1.38
        Apr-97              Apr-03            15,000           $   1.22
        Feb-97              Sep-99            20,000           $   1.59
        Mar-97              Mar-07            10,000           $   1.66
        Jan-98              Oct-05            22,000           $   2.22
        Feb-98              Jan-03           511,838           $   2.61
        Feb-98              Jan-03           152,974           $   2.24
        Dec-98              Dec-01            18,824           $   1.95

        Dec-98              Dec-01            18,113           $   2.11
        Jan-99              Feb-02            18,462           $   1.99
        Feb-99              Feb-02            20,862           $   1.72
        Mar-99              Mar-02            46,838           $   1.41
        Apr-99              Apr-02            20,509           $   1.56
        May-99              May-02            19,516           $   1.60

Nevada Anti-Takeover Laws

     Pharmos is subject to the provisions of Sections 78.411 through 78.444 of the Nevada Law, an anti-takeover statute. In general, the statute prohibits a publicly-held Nevada corporation from engaging in a "combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless such combination is approved in a prescribed manner or satisfies certain fair value requirements. For the purposes of the statute, "combination" includes a merger, an asset sale, the issuance or transfer by the corporation of its shares in one transaction or a series of transactions, having an aggregate fair market value equal to five percent or more of the aggregate market value of the corporation's outstanding shares, to the interested stockholder or to an associate of the interested stockholder, and certain other types of transactions resulting in a financial benefit the interested stockholder. An "interested stockholder" is a person who is the beneficial owner, directly or indirectly, of ten percent or more of the corporation's voting stock or an affiliate or associate of the corporation that at any time within the three years immediately preceding the date in question was the beneficial owner, directly or indirectly, of ten percent or more of the corporation's voting stock.

     By an amendment to its by-laws, Pharmos has exempted itself from the provisions of Sections 78.378 through 78.3793 of the Nevada Law, a "control share" statute which otherwise prohibits an acquiring person, under certain circumstances, from voting certain shares of a target corporation's stock after such acquiring person's percentage of ownership of such corporation's stock crosses certain thresholds, unless the target corporation's disinterested stockholders approve the granting of voting rights to such shares.

Transfer Agent and Registrar

     The transfer agent and registrar for Pharmos' common stock is American Stock Transfer and Trust Company, New York, New York.

                              PLAN OF DISTRIBUTION

     The shares offered hereby may be sold by Pharmos on a negotiated or competitive bid basis through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate, dealers or agents designated from time to time, or directly to other purchasers. The distribution of the shares offered hereby may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, any Prospectus Supplement with respect to the shares will set forth the terms of the offering and the proceeds to Pharmos from the sale thereof, any underwriting discounts and other items of price, and any discounts or concessions allowed or reallowed or paid to dealers. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are utilized, the shares being sold to them will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, or at varying prices determined at the time of sale. The shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. To the extent required, the underwriter or underwriters with respect to the shares being offered by Pharmos will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Any underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent.

     If a dealer is utilized in the sale of the shares, Pharmos will sell the common stock to the dealer as principal. The dealer may then resell the common stock to the public at varying prices to be determined by the dealer at the time of sale. To the extent required, any dealer involved in the offer or sale of the shares in respect of which this Prospectus is delivered will be set forth in the Prospectus Supplement.

     The shares may be sold directly by Pharmos or through agents designated by Pharmos from time to time. To the extent required, any agent involved in the offer or sale of the shares in respect of which this Prospectus is delivered will be set forth in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     Any underwriters, dealers and agents that participate in the distribution of the common stock may be deemed to be underwriters as the term is defined in the Securities Act of 1933, as amended, and any discounts or commissions received by them from Pharmos and any profits on the resale of the common stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements that may be entered into with Pharmos to indemnification against or to contribution toward certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect of such liabilities.

     Underwriters, dealers and agents may engage in other transactions with or perform other services for Pharmos. To the extent required, any such relationships will be set forth in a Prospectus Supplement.

                     COMMISSION'S POLICY ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Article 12 of Pharmos's restated articles of incorporation directs Pharmos to provide in its bylaws for provisions relating to the indemnification of directors and officers to the full extent permitted by law, including the federal securities law. Section 78.751 of the Nevada Revised Statutes, as amended, authorizes Pharmos to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of Pharmos if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Pharmos may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which Pharmos could not indemnify such person.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Pharmos, or to underwriters (or controlling persons thereof) of which an officer, partner, or controlling person thereof is one of the foregoing pursuant to the foregoing provisions or otherwise, Pharmos has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Pharmos of expenses incurred or paid by any such persons, in the successful defense of any action, suit or proceeding) is asserted by any such persons in connection with the securities being registered, Pharmos will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 LEGAL OPINIONS

     Legal matters in connection with the securities being offered hereby will be passed upon for Pharmos by Ehrenreich Eilenberg Krause & Zivian LLP, 11 East 44th Street, 17th Floor, New York, NY 10017.

                                     EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Pharmos Corporation for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                               PHARMOS CORPORATION

Available Information                                                         3
Incorporation of Certain Documents by Reference                               3
Special Note Regarding Forward-Looking Information                            4
Prospectus Summary                                                            5
Risk Factors                                                                  7
Use of Proceeds                                                               10
Business                                                                      11
Description of Securities                                                     21
Plan of Distribution       .                                                  24
Commission's Policy on Indemnification For Securities Act Liabilities         25
Legal Matters                                                                 26
Experts                                                                       26

                               ____________, 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following statement sets forth the estimated expenses in connection with the offering described in the Registration Statement (all of which will be borne by Pharmos).

Securities and Exchange Commission Fee                               $ 2,647
Printing and Engraving Expenses*                                       5,000
Accountants' Fees and Expenses*                                        7,500
Legal Fees and Expenses*                                              10,000
Blue Sky Filing Fees*                                                  3,000
Miscellaneous*                                                         1,853
                                                                     -------
TOTAL*                                                               $30,000
                                                                     =======
*estimated

Item 15. Indemnification of Directors and Officers.

     Article 12 of the Registrant's Certificate of Incorporation directs the Registrant to provide in its bylaws for provisions relating to the indemnification of directors and officers to the full extent permitted by law.
Section 78.751 of the Nevada Revised Statutes, as amended, authorizes the Registrant to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of the Registrant if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

     The Registrant may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Registrant could not indemnify such person.

Item 16. Exhibits

     4(a) Specimen of Common Stock Certificate (incorporated by reference to Form S-3 Registration Statement of Pharmos dated November 25, 1994 [No. 33-86720])

     4(b) Restated Articles of Incorporation (incorporated by reference to Appendix E to the Joint Proxy Statement/ Prospectus included in the Form S-4 Registration Statement of the Registrant dated September 28, 1992 [No. 33-52398])

     4(c) Certificate of Amendment of Restated Articles of Incorporation (incorporated by reference to Pharmos's Annual Report on Form 10- K for the year ended December 31, 1994 [No. 0-11550])

     4(d) Certificate of Amendment of Restated Articles of Incorporation dated January 16, 1998 (incorporated by reference to Form S-3 Registration Statement of Pharmos dated March 5, 1998 [333-47359])

     4(e) Certificate of Designation, Rights, Preferences and Privileges of Series A Preferred Stock of Pharmos (incorporated by reference to Form S-3 Registration Statement of Pharmos dated December 20, 1996 [No. 333-15165])

     4(f) Certificate of Designation, Rights, Preferences and Privileges of Series B Preferred Stock of Pharmos (incorporated by reference to Form S-3 Registration Statement of Pharmos dated April 30, 1997 [No. 333- 26155])

     4(g) Certificate of Designation, Rights, Preferences and Privileges of Series C Convertible Preferred Stock of Pharmos (incorporated by reference to Pharmos's Current Report on Form 8-K filed on February 4, 1998)

     4(h) Amended and Restated By-Laws (incorporated by reference to Form S-1 Registration Statement of Pharmos dated June 30, 1994 [No. 33- 80916])

     **5     Opinion re: legality

     23(a) Consent of Ehrenreich Eilenberg Krause & Zivian LLP (included in the Opinion filed as Exhibit 5)

     **23(b) Consent of PricewaterhouseCoopers LLP

----------

     **   Filed herewith.

Item 17. Undertakings.

     The undersigned Registrant hereby undertakes;

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that Paragraphs (i) and (ii) above do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Iselin and State of New Jersey on the 15th day of June, 1999.

                                        PHARMOS CORPORATION

                                        By:      /s/ Dr. Haim Aviv
                                            ------------------------------------
                                            Dr. Haim Aviv, Chairman, Chief
                                            Scientist, Chief Executive Officer
                                            and Director (Principal Executive
                                            Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed below by the following persons in the capacities and on the dates indicated:

Signature                         Title                          Date
---------                         -----                          ----

/s/ Robert W. Cook                Chief Financial Officer        June 15, 1999
----------------------------      (Principal Financial
Robert W. Cook                    and Accounting Officer)

/s/ Dr. Gad Riesenfeld            President, Chief Operating     June 15, 1999
----------------------------      Officer and Acting Secretary
Dr. Gad Riesenfeld

/s/ Marvin P. Loeb                Director                       June 15, 1999
----------------------------
Marvin P. Loeb

/s/ E. Andrews Grinstead III      Director                       June 15, 1999
----------------------------
E. Andrews Grinstead III

/s/ Stephen C. Knight             Director                       June 15, 1999
----------------------------
Stephen C. Knight

/s/ David Schlachet               Director                       June 15, 1999
----------------------------
David Schlachet

/s/ Anthony Georges Marcel        Director                       June 15, 1999
----------------------------
Anthony Georges Marcel

/s/ Mony Ben Dor                  Director                       June 15, 1999
----------------------------
Mony Ben Dor

/s/ Stephan Guttman               Director                       June 15, 1999
----------------------------
Stephan Guttman

                                                                       Exhibit 5

                    EHRENREICH EILENBERG KRAUSE & ZIVIAN LLP

                                  June 15, 1999

Pharmos Corporation
99 Wood Avenue South, Suite 301
Iselin, New Jersey 08830

Ladies and Gentlemen:

We have examined the Registration Statement on Form S-3 (the "Registration Statement") to be filed by you with the Securities and Exchange Commission in connection with the offer by Pharmos Corporation ("Pharmos") to sell up to 7,000,000 shares (the "Shares") of the Common Stock, par value $.03 per share (the "Offering"). As your counsel in connection with the Offering and sale of the Shares, we have examined the originals, or photostatic or certified copies, of such records of Pharmos, certificates of Pharmos and of public officials and such other matters and documents as we have deemed necessary or relevant as a basis for this opinion.

Based on these examinations, it is our opinion that the Shares, when issued upon payment therefor, will be validly issued, fully paid and non-assessable shares of Common Stock of Pharmos.

We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the reference to this firm under the caption "Legal Opinions" in the Prospectus forming a part of the Registration Statement.

         Very truly yours,

         EHRENREICH EILENBERG KRAUSE & ZIVIAN LLP

         /s/  Ehrenreich Eilenberg Krause & Zivian LLP
            --------------------------------------------

                                                                   Exhibit 23(b)

                       CONSENT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Pharmos Corporation

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 1, 1999 relating to the financial statements which appear in Pharmos Corporation's Annual Report on Form 10-K for the year ended December 31, 1998. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/S/ PRICEWATERHOUSECOOPERS LLP
------------------------------

PRICEWATERHOUSECOOPERS LLP
New York, New York
June 15, 1999